AR VF 3-4-02



02005943

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 49984

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SCHRODER VENTURES NORTH AMERICA INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

357 STRAND
(No. and Street)

LONDON	ENGLAND	WC2R OLS
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GARY CARR 441 - 292 4995
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS
(Name — *if individual, state last, first, middle name*)

7 CHURCH STREET	HAMILTON	BERMUDA	HM 11
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

PROCESSED
P MAR 15 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

VF 3-14-02


SEC MAIL
RECEIVED
PROCESSING
FEB 20 2002
WASH, D.C.
SECTION
354

OATH OR AFFIRMATION

I, GARY CARR, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SCHRODER VENTURES NORTH AMERICA INC., as of DECEMBER 31ST, 19 2001 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

VICE PRESIDENT

Title

Notary Public

David W. J. Astwood
Notary Public
Bermuda


REVENUE BERMUDA
$10
REVENUE BERMUDA
$5



This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- N/A ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- N/A ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. Included in Auditors Report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SCHRODER VENTURES
NORTH AMERICA INC.
(Incorporated in Delaware, U.S.A.)

FINANCIAL STATEMENTS

FOR THE YEARS ENDED
DECEMBER 31, 2001 and DECEMBER 31, 2000

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers
Chartered Accountants
7 Reid Street
Hamilton
Bermuda HM 11
Telephone +1 (441) 295 4271
Facsimile +1 (441) 295 1242
Direct Fax (441) 295-1242

Report of Independent Accountants

To the Board of Directors and Shareholders of Schroder Ventures North America, Inc

In our opinion, the accompanying balance sheet and the related statements of income and retained earnings and of cash flows present fairly, in all material respects, the financial position of Schroder Ventures North America, Inc. at December 31, 2001 and 2000 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Company's management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



Chartered Accountants
Hamilton, Bermuda
February 12, 2002

MAILING ADDRESS: PO BOX HM 1171, Hamilton, Bermuda HM EX.

Schroder Ventures North America Inc.

(Incorporated in Delaware, U.S.A.)

Balance Sheets

As of December 31, 2001 and December 31, 2000
(Expressed in U.S. Dollars)

	2001 $	2000 $
ASSETS		
Cash at bank	205,656	177,241
Amounts receivable from group companies (Note 3)	114,755	81,356
Other amounts receivable	5,298	23,740
Rent deposit	57,857	-
Capital assets (Note 4)	95,112	-
	478,678	282,337
LIABILITIES		
Accounts payable	110,545	42,362
Amounts payable to group companies (Note 3)	-	83,790
Dividend payable	41,689	-
Income taxes payable (Note 5)	9,306	-
	161,540	126,152
CAPITAL		
Share capital (Note 6)	3,000	500
Additional paid-in capital (Note 6)	297,000	78,053
Retained earnings	17,138	77,632
	317,138	156,185
	478,678	282,337

SIGNED ON BEHALF OF THE BOARD

____
Director

____
Director

The notes on pages 6 to 9 form part of these financial statements
Report of the Auditors on page 1

Schroder Ventures North America Inc.

(Incorporated in Delaware, U.S.A.)

Statements of Income

For the years ended December 31, 2001 and December 31, 2000
(Expressed in U.S. Dollars)

	2001 $	2000 $
INCOME		
Fees (Note 3)	1,800,977	1,579,004
Other income	997	6,384
	1,801,974	1,585,388
EXPENSES		
Staff costs	1,340,907	1,122,110
Administration	135,581	139,374
Rent and office expenses	132,354	77,662
Travel and entertainment	31,271	110,970
Miscellaneous	18,548	6,380
Audit	18,433	3,490
Legal and regulatory	16,847	4,459
US conferences	13,500	39,368
Amortization (Note 4)	7,026	-
	1,714,467	1,503,813
NET INCOME BEFORE INCOME TAXES	87,507	81,575
Income taxes (Note 5)	(28,680)	(28,553)
NET INCOME FOR THE YEAR	58,827	53,022

The notes on pages 6 to 9 form part of these financial statements
Report of the Auditors on page 1

Schroder Ventures North America Inc.

(Incorporated in Delaware, U.S.A.)

Statements of Retained Earnings

For the years ended December 31, 2001 and December 31, 2000
(Expressed in U.S. Dollars)

	2001 $	2000 $
RETAINED EARNINGS – Beginning of the year	77,632	24,610
NET INCOME FOR THE YEAR	58,827	53,022
DIVIDENDS	(119,321)	-
RETAINED EARNINGS – End of the year	17,138	77,632

The notes on pages 6 to 9 form part of these financial statements
Report of the Auditors on page 1

Schroder Ventures North America Inc.

(Incorporated in Delaware, U.S.A.)

Statements of Cash Flows

For the years ended December 31, 2001 and December 31, 2000
(Expressed in U.S. Dollars)

	2001 $	2000 $
OPERATING ACTIVITIES:		
Net income	58,827	53,022
Adjustments to reconcile net income to net cash used in operating activities:		
Amortization	7,026	-
Increase in operating assets:		
Increase in accounts receivable and deposits	(72,814)	(66,921)
(Decrease) increase in operating liabilities:		
(Decrease) increase in accounts payable and income taxes payable	(6,301)	22,004
NET CASH (OUTFLOW) INFLOW FROM OPERATING ACTIVITIES	(13,262)	8,105
INVESTING ACTIVITY:		
Purchase of capital assets	(102,138)	-
NET CASH OUTFLOW FROM INVESTING ACTIVITY	(102,138)	-
FINANCING ACTIVITIES:		
Increase in share capital	2,500	-
Increase in additional paid in capital (net)	218,947	28,553
Dividends paid	(77,632)	-
NET CASH INFLOW FROM FINANCING ACTIVITIES	143,815	28,553
NET INCREASE IN CASH	28,415	36,658
ANALYSIS OF INCREASE IN CASH AT BANK		
Cash at bank at beginning of year	177,241	140,583
Increase in cash at bank	28,415	36,658
CASH AT BANK AT END OF YEAR	205,656	177,241

The notes on pages 6 to 9 form part of these financial statements

Report of the Auditors on page 1

Notes to the Financial Statements

For the years ended December 31, 2001 and December 31, 2000
(Expressed in U.S. Dollars)

1. **Significant accounting policies**

(a) The financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

(b) Fees represent invoiced amounts for services under marketing agreements.

(c) Capital assets are valued at the lower of cost and net realizable value. Computer equipment consists of office computers and finish out costs which are amortized on the straight-line basis over 3 years and 5 years, respectively. Office furniture is amortized on the straight-line basis over 5 years.

(d) Income is recorded on an accruals basis.

(e) The preparation of financial statements in conformity with generally accepted accounting principles requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

2. **Operations**

Schroder Ventures North America Inc. ("the Company") was incorporated on September 16, 1996 under laws of Delaware, U.S.A. and is registered as a Broker/Dealer with the National Association of Securities Dealers (the "NASD"). On June 18, 2001, the Company was sold by Schroder Venture Managers Inc. to Schroder Ventures (London) Limited. The Company provides services under a marketing agreement effective January 1, 2001, to its immediate parent company, Schroder Ventures (London) Limited.

The Company's ultimate parent company is Schroder Ventures International Investment Trust plc, which is registered in England.

(Expressed in U.S. Dollars)

3. Related party balances

	2001 $	2000 $
Amounts receivable from group companies		
Schroder Ventures (London) Limited	114,755	-
Schroder Venture Managers Inc. [1]	-	80,173
Schroder U.S. Holdings Inc. [1]	-	1,183
	114,755	81,356
Accounts payable to group companies		
Schroder Investment Management North America Inc. [1]	-	83,790

Included in the Statement of Income for the year ended December 31, 2001 is $1,800,977 of fee income from Schroder Ventures (London) Limited. Included in the Statement of Income for the year ended December 31, 2000 are amounts of $1,579,004 of fee income from Schroder Ventures Managers, Inc. the parent, and administration expenses of $139,374 in respect of Schroder Administrative Services (Bermuda) Limited, an affiliate.

[1] These companies were related to the Company prior to the sale of the Company on 18 June 2001.

4. Capital Assets

	Cost $	Accumulated Amortization $	2001 Total $	2000 Total $
Computer equipment	73,128	5,282	67,846	-
Office furniture	29,010	1,744	27,266	-
	102,138	7,026	95,112	-

(Expressed in U.S. Dollars)

5. Income taxes

Prior to June 18, 2001 (sale date of the Company), the Company was subject to U.S. taxation and its tax liability was addressed through the filing of a consolidated tax return by its related company, Schroder U.S. Holdings Inc. ("SUSHI"). A tax sharing agreement existed between SUSHI and its fellow subsidiaries. The tax liability of each party to the agreement was determined as if each party were filing a separate U.S. income tax return.

The Company incurred a tax charge of $28,553 for the year 2000; however, net operating losses available at SUSHI provided that this charge would not be paid. Given that the tax payable was extinguished by the allocation of net operating losses this was an effective capital distribution from SUSHI. The tax payable for 2000 was therefore treated as additional paid in capital.

For the year ended December 31, 2001 the Company will file its own tax return and an accrual for the estimated tax liability for 2001 has been reflected in the financial statements.

6. Share capital

	2001 $	2000 $
Authorized, issued and fully paid 3,000 (2000: 500) common shares of par value $1	3,000	500
Additional paid-in capital	297,000	78,053
	300,000	78,553

On July 2, 2001, the Company increased its authorised share capital to 3,000 common shares of $1 par value. On the same date, the Company's parent subscribed for an additional 2,500 common shares for a total consideration of $250,000.

On July 9, 2001, the Company repaid its former parent $28,553 of additional paid-in capital.

(Expressed in U.S. Dollars)

7. Net capital requirements

As a registered Broker/Dealer, the Company is subject to the rule 15c3-1 of the Securities and Exchange Commission. The Company computes its net capital under the aggregate indebtedness method, which requires the minimum net capital be equal to the greater of 1/15 of aggregate indebtedness, as defined, or $5,000. The net capital at December 31, 2001 is $44,116.

At December 31, 2001, the Company had excess net capital, as defined above, of $33,347, which did exceed the required minimum net capital of $10,769. At December 31, 2001, the aggregate indebtedness total was $161,540. The ratio of aggregate indebtedness to net capital was 3.66: 1.